RED PINE PETROLEUM LTD.

NEWS RELEASE

RED PINE ANNOUNCES CHANGES TO MANAGEMENT

Vancouver, B.C. - October 13, 2020: Red Pine Petroleum Ltd. (the "Company") today announced that effective October 8, 2020, Michael Lerner has resigned as Chief Executive Officer of the Company. The Company has appointed Richard Paolone as Chief Executive Officer to manage the affairs of the Company. The Company thanks Mr. Lerner for his service.

Richard Paolone is a practicing securities lawyer focused on mining, agriculture and cannabis. Mr. Paolone is the principal lawyer of Paolone Law Professional Corporation. In his private practice, he has developed experience with respect to public companies, capital markets, mergers and acquisitions and other facets fundamental to the natural resources sector. Mr. Paolone currently serves as Director and CEO of several other private and reporting companies.

ON BEHALF OF THE BOARD

RED PINE PETROLEUM LTD.

"Richard Paolone"
Richard Paolone Chief Executive Officer

For further information contact:

Richard Paolone

Chief Executive Officer

(416) 258-3059
richard@paolonelaw.ca

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TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.